                                                                     EXHIBIT 2.3








                                                                   July 22, 1999

Mr. Bill Kocken
President
Porta-Test International Inc.
571 - 17th Street
Edmonton, Alberta, Canada T6P 1S4



Dear Bill:

         NATCO Group Inc. ("NATCO") is very pleased to extend a formal offer to acquire Porta-Test International Inc. ("Porta-Test") under terms and conditions outlined below. The fit between our companies is excellent, and we are committed to working with Porta-Test management and employees to make this combination highly successful. I hope that you and the other shareholders will accept our offer.

         NATCO proposes to acquire all of the outstanding stock of Porta-Test for a Price equal to: (i) seven million Canadian dollars ($C7MM) in cash paid at closing; plus (ii) a note (the "Note") in an amount of one million Canadian dollars ($C1MM). The cash portion of the Price to be paid by NATCO will be adjusted at closing, as follows: (i) the Price will be increased by the amount of cash and cash value of short-term securities on the books at closing; and
(ii) the Price will be decreased by income taxes owed and all debt (except for capital leases currently in place) on the books at closing. We will immediately repay debt and, in any event, personal bank guarantees by shareholders will be eliminated at closing. Related party receivables or obligations (other than those incurred in the ordinary course of business, such as lease payables) would have to be eliminated prior to closing. The Note will be due in one year, and it will carry an above-market interest rate of 15% per annum.

         In addition to the Price set forth above, NATCO would enter into an agreement which provides additional compensation (the "Earnout") to shareholders and key employees over a three year period following the closing. The details of this Earnout will have to be finalized between us. However, in principal, the terms of the Earnout would conform to the attached memo, which was sent to you for review and approval on 6/25/99; except as we further discussed that: (i) the "Base Sales Revenue" referred to in the attachment will be calculated as an average of sales (on the applicable products) over a two year period prior to the closing date; and (ii) NATCO would agree to increase the earnout payment from 15% to 20% of applicable gross margins amounts.

Mr. Bill Kocken
July 22, 1999
Page - 2 -


         As an additional incentive and alternative to cash at closing, if you should so decide, we are willing for Porta-Test shareholders to elect to be paid in NATCO common stock as opposed to cash (up to an aggregate maximum of $C3MM). The stock would be priced at the "carrying value" used by NATCO's principal shareholder (Capricorn Investors, L.P.) at the time of closing.

         The acquisition will be pursuant to a mutually acceptable purchase agreement (the "Agreement"). That Agreement will include representations and indemnities which are customary in a transaction of this kind, including, among other things, representations regarding Porta-Test ownership, legal standing, financial statements, past tax filings, insurance coverage, intellectual property, environmental violations, contractual claims, litigation, etc. We would expect to be indemnified (above some minimum threshold and within a limited time period) against the adverse impact of contingent liabilities and NATCO would have the right to offset some portion of the Note to cover such indemnities. I have asked our outside counsel, Vinson & Elkins, to draft a proposed purchase agreement which I will send to you as soon as possible, should you agree to the offer contained in this letter. We have successfully completed similar acquisitions and I am confident we can negotiate an Agreement that satisfies both sides.

         This offer assumes and is entirely conditional on reaching an agreement with the controlling shareholder (the "Shareholder") of Porta-Test Systems, Inc. ("Systems") containing, among other things, the following terms: (i) Systems will sell to NATCO all drawings, files, customer information, and any other material, proprietary or otherwise, which is necessary for the conduct of the business of Systems; (ii) Systems and Shareholder agree to the exclusive and unlimited use by NATCO and Porta-Test of the Porta-Test name, trademarks, intellectual property, etc. on a worldwide base; and (iii) Systems and Shareholder sign a "non-compete" agreement. In exchange, NATCO will pay Shareholder $500,000 cash. If Shareholder should so decide, he may elect to be paid in NATCO common stock for all or part of the amount at the "carrying value" referred to above. In addition, the Shareholder retains all of his stock in Systems and therefore retains all accounts receivable and contingent assets (as well as any liabilities), whether in liquidation or otherwise.

         This offer is non-binding and subject to typical final due diligence including a legal and accounting review of documents, books and records. The offer will not be binding and should not be relied upon unless or until an Agreement is executed between us.

         You have correctly conditioned your interest in this acquisition on satisfaction with the financial strength and prospects of NATCO. Should you agree to the offer contained in this letter, we will provide information and material to meet your requirements. I might add, the Agreement would contain certain representations and indemnities from NATCO, as appropriate.

Mr. Bill Kocken
July 22, 1999
Page - 3 -


         As you are aware, we are enthusiastic about the combination of NATCO and Porta-Test and hope you will accept our offer. I commit to you that we will move forward on a timely basis and am currently aware of no material issue or condition that is likely to hinder a successful closing. If this offer is acceptable, on behalf of the shareholders, please return this letter with your signature (which is non-binding until an Agreement is executed between us). I look forward to hearing from you.


                                            Best regards,

                                            /s/ NAT GREGORY



Subject to approval of the final documents, including the purchase agreement, earnout agreement and employment agreement, and on the basis of the clarifications set out in your letter of August 21, 1999, on behalf of the shareholders of Porta-Test International Inc., I hereby confirm the acceptability of the foregoing.





-------------
Bill Kocken

/s/ BILL KOCKEN